Filed by Inamed Corporation Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Inamed Corporation

Commission File No: 1-9741

Final Transcript

Thomson StreetEventsSM

Conference Call Transcript

IMDC - Q1 2005 INAMED Earnings Conference Call

Event Date/Time: May. 09. 2005 / 5:00PM ET

Event Duration:  49 min

Thomson StreetEvents	streetevents@thomson.com	617.603.7900	www.streetevents.com

© 2005 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

CORPORATE PARTICIPANTS

Joe Newcomb

INAMED - EVP

Nick Teti

INAMED - CEO, Chairman, President

Declan Daly

INAMED - CFO, EVP

Hani Zeini

INAMED - EVP - Aesthetics

CONFERENCE CALL PARTICIPANTS

Jayson Bedford

Adams, Harkness Hill - Analyst

Tim Nelson

Piper Jaffray - Analyst

Jim Rice

Avenue Capital - Analyst

Amit Hazan

SunTrust Robinson Humphrey - Analyst

Alex Arrow

Lazard Freres - Analyst

Tycho Peterson

JP Morgan - Analyst

Chris Sasaoni

Eagle Asset Management - Analyst

Daniel Owczarski

Belmont Harbor Capital - Analyst

John Calcagnini

CIBC World Markets - Analyst

Eli Kammerman

Cathay Financial - Analyst

PRESENTATION

Operator

Good day, ladies and gentlemen, and welcome to the first quarter 2005 Inamed earnings conference call. [OPERATOR INSTRUCTIONS] I would now like to turn the presentation over to your host for today’s call, Mr. Joe Newcomb, Executive Vice-President and General Counsel.

Sir, you may proceed.

Joe Newcomb  - INAMED - EVP

Thank you. Good afternoon, everyone, and welcome to Inamed’s 2005 financial results conference call.

If you have not received the press release, please contact investor relations at 1-800-624-4261, and we’ll fax a copy to you. The release will also be posted on our website at www.inamed.com.

I have been asked to read the following statement pertaining to the Private Securities Litigation Reform Act of 1995. During the course of the conference call, the Company will make forward-looking statements within the meaning of the federal securities laws. The Company believes that its estimates and expectations are reasonable, and are based on reasonable assumptions, however, risks and uncertainties relating to future events, could cause the actual results to differ or differ materially, from the expectations.

This conference call will also include a discussion of non-GAAP financial measures as that term is defined in Regulation G. The most directly comparable GAAP financial measures and information reconciling these non-GAAP financial measures to the Company’s financial results prepared in accordance with GAAP, are attached to the earnings release, which is posted on the Company’s web site at www.inamed.com.

For a full discussion of the risks and uncertainties, please refer to today’s press release and our recent SEC filings, including, without limitation, the Company’s annual report on SEC Form 10K for the year 2004. The Company does not intend and assumes no obligation to update any forward-looking statements.

Now, I will turn the call over to Nick Teti, Chairman, President, and Chief Executive Officer of Inamed.

Nick Teti  - INAMED - CEO, Chairman, President

Thank you very much, Joe.

Welcome everyone, and thanks for joining us on the call today. With me today are Hani Zeini, our Executive Vice-President of INAMED Aesthetics, Joe Newcomb, who you just heard from, our Chief Counsel, Declan Daly, our Executive Vice-President, Chief Financial Officer, and Bob Vaters, our Executive Vice-President of Corporate Development and Strategy.

Turning toward the news announced earlier today, I am very pleased to report that the first quarter was another period of record sales for INAMED in our second consecutive $100 million plus sales quarter. We grew our sales revenue by 60% of the first quarter 2004. A performance that continues to display the strength of our diversified global franchises.

Earnings for the quarter were also strong on a non-GAAP basis, with an earnings per share of $0.52 per share. This excludes expenses of 5.2 million or $0.14 per share related to our pending merger with the Medicis Pharmaceutical Corp.

During the first quarter, we continue to invest in the business in particularly in the following areas — We spent a total of $9.8 million in R&D, which reflected incremental 4.6 million over the comparable period in 2004. This is directed related to the clinical development programs for both Juvederm and Reloxin.

We incurred incremental sales and marketing expenses for Captique, which we successfully launched during the quarter in the United States, and also commenced our direct consumer advertising campaign in the U.S. in select markets for the LAP-BAND system. We view all these investments as both positive and critical with respect to the short-term and future success of our business.

The first quarter also highlights the increased acceptance in strong sales of our LAP-BAND system in the United States . This leading-edge product for obesity management continues to gain more consumer awareness, and our ongoing direct consumer advertising campaign is intended to accelerate the visibility and utilization of this product. Other positive developments for the record sales of our breast aesthetics franchise, of $59.2 million as well as the improvement in our facial aesthetics franchise. Hani will discuss these in greater detail in a few moments on the call.

Now let me ask Declan Daly to review the financial results for the first quarter 2005.

Declan Daly  - INAMED - CFO, EVP

Thanks, Nick, and good afternoon everyone.

We reported strong sales during the first quarter with total sales increasing by 16% to $105.2 million, compared to $19.8 million the first quarter of 2004.

With respect to earnings, GAAP diluted earnings per share, which includes the 5.2 million on $0.14 of expenses related to the pending merger, worth $0.38 compared to $0.49 to a comparable period last year. However, non-GAAP diluted earnings per share excluding merger-related expenses were $0.52.

Our gross profit margin for the quarter was also very strong. Please note that we have made a reclassification our financials, which commenced in the first quarter 2005. We are now including royalties in cost of goods sold rather than our past practice of including them in selling general and administrative expenses. I would refer you to the financials attached to the press release, where we have laid out the impact of the reclassification of a royalties.

Excluding this reclassification, the gross profit margin would have been 75.8% in the first quarter 2005, compared with 74.3% in the same period last year. With the reclassification, the gross profit margin was 72.3% compared to 72.6% in the comparable period in 2004.

Selling general and administrative expenses for the first quarter was $46.8 million or 44% of sales, compared with $37.4 million or 41% of sales reported for the same period last year. Excluding the reclassification of royalties and the merger-related expenses of 5.2 million, the selling general and administrative expenses as a percentage of sales would have been 43% for the first quarter 2005, the same percentage as this the first quarter 2004.

Operating income before research and development expenses and excluding the merger-related expenses of $5.2 million, increased by 22% to $33.4 million during the first quarter from $27.4 million in the same period of 2004. As a percentage to sales, it also increased to 32% of sales in the first quarter versus 30% the same quarter last year. This was primarily a result of the continued strong LAP-BAND system growth in the U.S.

As planned, research and development expenses increased $9.8 million during the quarter, compared to 5.2 million in the same period of 2004. As Nick mentioned earlier, this increase represents investment primarily at the clinical development programs of Juvederm and Reloxin, key components of INAMED’s product development pipeline.

Foreign-exchange favorably impacted sales in the first quarter 2005 by approximately $1.4 million.

Now, I will turn the call over to Hani, who will provide you with an overview of the first quarter 2005 performance of our INAMED’s Aesthetics franchises.

Hani Zeini  - INAMED - EVP - Aesthetics

Thanks, Declan, and good afternoon everyone.

The first quarter of 2005 represented another solid quarter of growth for our breast aesthetics franchise. Worldwide breast aesthetics sales were a record $59.2 million in the first quarter, up 12% as compared to the first quarter of 2004. This performance again demonstrates the strength and the consistency of our worldwide breast franchise. At the comparable period sales of 52.8 million reported back in the first quarter of 2004 was, at that time, the most ever recorded INAMED sales in a quarter for breast implants.

Breast implant sales growth was driven by the ongoing value-added programs we have put in place and continue to define them in order to strengthen our physician relationship and enhance our worldwide market leadership position. Sales performance was also aided by the market share gain of our unique, biodimensional gel matrix products and lung extension in Europe, where these products continue to be the preferred implants of choice.

Now, let me touch briefly on our ongoing efforts to gain approval for our silicone breast implants in North America. During the first quarter, the Company presented at meeting of the Scientific Advisory Panel to Health Canada’s therapeutic product’s director. At this meeting, the Company’s multiple PNA’s were reviewed, covering the silicone gel-filled and innovative Biodimensional [inaudible] gel products. The Company is currently awaiting the decision from Health Canada.

In addition, in April, the Company presented at the FDA’s general and plastic surgery device’s advisory panel meeting regarding the FDA’s request for additional data for the pending PMA of the silicone gel-filled implants. The panel voted narrowly — five to four — for recommendation but non-approval.

However, we believe our clinical data and related information support the safety and efficacy of our products, consistent with the findings of the panel earlier in October on 2003, which voted recommendation of approval of this PMA. INAMED is continuing to work with the FDA, subsequent to the April panel meeting to discuss the current PMA as well as the PMA for the innovative Biodimensional [inaudible] gel product, which was filed in December of 2004.

Now turning toward our facial aesthetics business, first quarter 2005 worldwide sales of facial aesthetics products were approximately $17.5 million, equal to the first quarter of 2004. These results are attributed to the strong growth during the quarter in sales of Hydrofil, our brand name for Juvederm in Europe, and were assisted by the introduction of Captique, which was launched in the United States in the middle of the quarter. Additionally, the launch of Cosmoderm and Cosmoplast in certain European markets — specifically Italy, France, Spain — also contributed to our sales.

Now, with respect to our facial aesthetics’ clinical programs, we anticipate completing the phase three pivotal trial of Juvederm in the U.S. during the second quarter of this year. Additionally, we continue to move forward with the phase three Reloxin trials in the United States. Furthermore, we anticipate completing the definitive agreement with our partner, Ipsen, to secure the exclusive distribution rights for Reloxin in select international countries for the cosmetic indications.

Now I will turn the call back over to Nick to discuss our obesity invention franchise and INAMED health.

Nick Teti  - INAMED - CEO, Chairman, President

Worldwide sales of INAMED Health’s obesity intervention products increased approximately 44% to $27.6 million during the first quarter of 2005, that’s up from 19.2 million in same quarter of 2004. The factors supporting the growth in LAP-BAND in the United States include increased focus on key targeted position account development, and a subsequent direct-to-consumer campaign in select markets.

We’re also continue our efforts are around reimbursement in the publication of key review journals. Another potentially positive catalyst with respect to our health franchise, is in the national coverage decision request of the center’s for Medicare and Medicaid services, the drafting of which is now complete.

We anticipate this request to be filed by the American Society of Bariatric Surgeons shortly in we expect the short lead CMS will announce their decision anywhere from that submission up to 180 days. In addition, the sales performance of our intergastric balloon, or the BIB, international market continues to be positive.

So to close, let me discuss to very important issues that the Company is very much focused on. First, I know there is great interest in the FDA right now, but we are limited to what we can say on this issue around our breast implants given their current regulatory deliberations.

Let me just say the following about our responsive gel PMA. We strongly disagree with the FDA advisory panel’s April decision. As INAMED well knows, advisory panel recommendations are not binding on FDA. We believe the panel’s conclusions in April were curious and inconsistent, and we have assembled an expert team to help us as we work closely with the FDA and staff to satisfy the necessary requirements for approval of our silicone products, which you all know have been used safely across the globe for the better part of the last 25 years.

Second, I also want to comment on the pending merger with Medicis. As we discussed on our last call announcing this proposed merger, this combination stands to create a larger stronger and competitive organization of employees for short-term and long-term growth. An organization that would be unparalleled in the aesthetics, in dermatology area, and would strengthen our obesity-management business as well. McKinsey & Company has been engaged to assist in integration planning, and these efforts are ongoing in a robust way at both companies. Additionally, as we disclosed in a press release late last week, we are in the process of supplying the Federal Trade Commission with additional information regarding the proposed merger. Please appreciate the confidentiality of what we’re working through right now, and that, for the moment, we will not be commenting further on the FTC review which will be on the press release we issued this past Friday.

It goes without saying that we and our colleagues at Medicis are extremely excited about the possibilities that lie ahead as one combined company once all the necessary pre-closing approvals and authorizations are obtained.

In summary, let me just say that the first few months of 2005 have been an exciting, dynamic and challenging time for our Company. Our results in the first quarter were nothing short of excellent, and I commend the people of INAMED for the solid execution of our operating plants across our core franchises despite all the other important strategic initiatives that have been ongoing during the quarter.

I remain extremely proud of our people’s character, determination, and continued outstanding performance. In addition, let me thank all the people who have worked tremendously hard in the quarter on the merger agreement and the related due diligence process.

Looking forward to the remainder of the year. We will continue to move ahead diligently with there planned merger with Medicis, while making sure that we stay focused on delivering to the high financial and operating expectations that have become the norm at INAMED. I look to updating you on our progress on all these fronts on a regular basis. I will now turn the call over to the operator for your questions. Thanks very much for listening.

QUESTION AND ANSWER

Operator

[OPERATOR INSTRUCTIONS] Your first question comes from the line of Eli Kammerman with Cathay Financial.

Eli Kammerman  - Cathay Financial - Analyst

Thanks very much and good afternoon.

Couple of questions on the breast implant area — first on all, you said you gained market share in Europe. Overall, it seems like growth was at the market rate, so does that mean that you lost some share in the U.S.?

Hani Zeini  - INAMED - EVP - Aesthetics

No. The comment — good afternoon, this is Hani. The comment was afternoon was that our 410 implants, the cohesive gel, continues to pick up market share as we continue to see in the European markets and other markets around the world that this is becoming the prominent selected choice of implants. So part on that is a switch over from silicone — regular silicone — gel to the recent gel. Our business in the U.S. was healthy, consistent with our expectations were, and that was consistent across the globe.

Eli Kammerman  - Cathay Financial - Analyst

Okay. So does that mean then that shares stayed stable for the quarter versus the fourth quarter level?

Hani Zeini  - INAMED - EVP - Aesthetics

On a sequential basis, our sales in the first quarter of 2005 versus the fourth quarter were higher, as well as when we looked at the first quarter 2004, which is a comparable period, we posted a very helping in the mid-20s growth. We continue to show a strong performance and given that we do not know what our competition, Mentor, has in the quarter, we believe that we are within and are consistent with what our plans call for.

Eli Kammerman  - Cathay Financial - Analyst

Okay.

Then, as far as your interactions with the FDA go, would you be willing to hazard some kind of rough guess as to what the soonest possible decision time could be — either positive or negative — on the current pending resilient gel application based on your interactions so far?

Hani Zeini  - INAMED - EVP - Aesthetics

It has been consistently our policy not to speculate or comment on those. As we stated, we continue to work with the FDA and the agency as we have before and continue to do to work on moving our application forward to an approval status. That’s all we can say at this time.

Nick Teti  - INAMED - CEO, Chairman, President

The only thing I will add to that, Eli, is that the data that we have submitted in our PMA a few years ago and what we presented in ‘04 and what will be presented in April concerning the comparable products to our competitor, that the data is extremely consistent with the competitor’s products when it pertains to the round implant.

Eli Kammerman  - Cathay Financial - Analyst

Okay.

Nick Teti  - INAMED - CEO, Chairman, President

So, as Hani said, we are continuing our dialogue with the FDA around moving not only this PMA forward, but you also have to remember that — and Hani referred to this earlier as well — as Biodimensional Next Generation 410 product has also been submitted to the FDA and is sitting there as well. We are continuing to have dialogue around that particular product as well.

Eli Kammerman  - Cathay Financial - Analyst

Okay.

And, Nick, could you just shed a little light on what the 5 million in merger-related expenses was attributable to, and whether or not that will take care of all merger expenses until the deal closes?

Declan Daly  - INAMED - CFO, EVP

Basically 5.2 million consists of financial fees, legal fees, and due diligence fees. So it covers a lot of those areas. There will be some, honestly, ongoing expenses as we go forward. We will draw those out and get them to you.

Eli Kammerman  - Cathay Financial - Analyst

Thank you so much.

Operator

Your next question comes from the line of Jayson Bedford of Adams, Harkness.

Jayson Bedford  - Adams, Harkness Hill - Analyst

Hi. Good afternoon guys.

Nick Teti  - INAMED - CEO, Chairman, President

Hi Jason.

Jayson Bedford  - Adams, Harkness Hill - Analyst

A few quick questions just on the breast side, and then one quick question for Hani on the facial side. In terms of your discussions with the FDA, has there been any talks of excluding data on the style 153?

Nick Teti  - INAMED - CEO, Chairman, President

Jason, and for the rest of the call, this is a very competitive — as you know — this is a very competitive situation for the Company. To start to get into more that we’ve got into, would not be in the best interests of our shareholders. We do our very best to be transparent with you guys about everything we discuss with you — our pipeline, our business, and our strategy — but to start to get into now what we’re going to do or not going to do with the agency around any of our products, whether they be the responsive gel or the 410, is just telling the guys around the corner what’s going on, and frankly, we don’t want to do that. It’s not in anybody’s best interest that holds our stock.

Jayson Bedford  - Adams, Harkness Hill - Analyst

Okay. All right.

I will jump over to the facial question — just, Hani, facial was flat year-over-year, down sequentially — can you just talk to some of the market factors out they was? Obviously, business was probably impacted somewhat by the trialing of Captique. Have you seen accounts at all, perhaps in front of the Medicis merger, switch over to Reloxin at all?

Hani Zeini  - INAMED - EVP - Aesthetics

We have not seen that as we continue to compete in the marketplace against Breslin in medicines. There is also — you have to account for the seasonality of what we see. If you look at our performance and those of our competitors over the years, there is some seasonality as to which quarter is highest and which quarter is the least. We are happy and pleased with the results, as short as it may be, since we launched in the middle on February with Captique, but we have seen a good uptick.

I will go as far as commenting that the uptick was faster than we saw with Hydroform and Hydroform Plus, which has been a tremendous value put behind Captique in the eye of the user and consumer and physician evidence by the public awareness. and the PR activities that we did not pay for, but is happening on its own, whether it be the impressions and the print media on the Internet, as well as recent as last week, two days in a row, by two separate doctors on Good Morning America, which is watched by millions and millions of people, talked about the qualities and the benefit of the Captique product. So we are pleased to see that, and we are happy as to how that launch is taking place.

The other thing that we need to note is what I said earlier. The growth of the Hydrofil in Europe, which, when you compare that to what is happening to Reloxin sold by [Cumad], we are very pleased at the efforts of all our European colleagues and they’ve been doing with that product.

Jayson Bedford  - Adams, Harkness Hill - Analyst

Hani is it fair to say that you grew all O.U.S. year-over-year, but not in the U.S.?

Hani Zeini  - INAMED - EVP - Aesthetics

Fair.

Jayson Bedford  - Adams, Harkness Hill - Analyst

Still on the facial — in terms of your discussion with Ipsen, what is yet to be finalized? Is the deal contingent on anything?

Nick Teti  - INAMED - CEO, Chairman, President

No. We’re moving forward on a timetable that both companies have agreed to. You are referring to the international agreement, right?

Jayson Bedford  - Adams, Harkness Hill - Analyst

Correct.

Nick Teti  - INAMED - CEO, Chairman, President

Everything is going fine — no surprises, no big contingencies.

Jayson Bedford  - Adams, Harkness Hill - Analyst

When you expect to finalize the agreement?

Nick Teti  - INAMED - CEO, Chairman, President

Hopefully, as soon as possible, but can’t predict exactly when.

Jayson Bedford  - Adams, Harkness Hill - Analyst

And then, lastly, on a different topic, have you seen any attrition with respect to the sales force?

Declan Daly  - INAMED - CFO, EVP

You mean in the U.S., vis-a-vis, the merger announcement?

Jayson Bedford  - Adams, Harkness Hill - Analyst

Correct.

Declan Daly  - INAMED - CFO, EVP

No. As a matter of fact, in the first quarter and into the second quarter, we continue to expand our sales force — plastic and un-plastic focused — we just finished hiring people and we’ve got through a training session very shortly.

Jayson Bedford  - Adams, Harkness Hill - Analyst

Great. Thanks. I’ll get back in the cue.

Nick Teti  - INAMED - CEO, Chairman, President

Thanks Jason.

Operator

And your next question comes from the line of Tim Nelson with Piper Jaffray.

Tim Nelson  - Piper Jaffray - Analyst

Could you comment on pricing trends in breast implant business this quarter?

Nick Teti  - INAMED - CEO, Chairman, President

What, specifically, are you referring to?

Tim Nelson  - Piper Jaffray - Analyst

Do they go up, or do they go down?

Hani Zeini  - INAMED -  EVP - Aesthetics

I can only comment about INAMED’s average selling prices. They have been consistent and flat as they have been in prior quarters.

Tim Nelson  - Piper Jaffray - Analyst

Okay. That’s good.

What are your plans for your direct-consumer advertising programs? Have they been successful so far? Are you going to continue them, expand them in subsequent quarters?

Nick Teti  - INAMED - CEO, Chairman, President

Are you referring to our eminent help?

Tim Nelson  - Piper Jaffray - Analyst

Yes.

Nick Teti  - INAMED - CEO, Chairman, President

They are going extremely well. Our leave per dollar is ahead of where we thought it would be right now. These things take a quarter or two to really start feeding off each other but I think it is fair to say that looking at what’s happened in the first quarter, we’re optimistic that they are working. They are targeted in to select markets where we have targeted select accounts.

So, we had a good first quarter, and we will see what happens the rest of the year.

Tim Nelson  - Piper Jaffray - Analyst

Do you expect to expand the number market you are addressing anyway?

Nick Teti  - INAMED - CEO, Chairman, President

I believe so, as much as our organization can hold, and where the productivity is, we would continue. We learn more and more every day about the model we are building, and how to build off on that and invest more in that. I would say it’s successful so far.

Tim Nelson  - Piper Jaffray - Analyst

Great. Thanks.

Operator

You now have a question coming from the line of Jim Rice with Avenue Capital.

Jim Rice  - Avenue Capital - Analyst

Nick, can you comment on whether when you guys were negotiating the merger agreement with Medicis, whether or not the scenario was ever discussed, where INAMED’s PMA would get a negative recommendation, and then Mentor PMA would get a positive recommendation?

Nick Teti  - INAMED - CEO, Chairman, President

Joe, do want to answer that call?

Joe Newcomb  - INAMED - EVP

I think the merger agreement, which is publicly available, speaks for itself in that it reflects the agreement of both parties.

Jim Rice  - Avenue Capital - Analyst

Okay.

So you can’t say whether or not all four scenarios were discussed?

Joe Newcomb  - INAMED - EVP

You should probably know, when you negotiate a merger transaction of this size, there are many conversations covering many issues in many areas, but I think the conclusion once you can draw, is to read the document and can see what was concluded between the companies.

Jim Rice  - Avenue Capital - Analyst

Okay. Thank you.

Joe Newcomb  - INAMED - EVP

And that’s a governing document between the companies.

Jim Rice  - Avenue Capital - Analyst

Great. Thanks.

Operator

You now have a question coming from the line of Ahmit Haddan Sanchaz.

Amit Hazan  - SunTrust Robinson Humphrey - Analyst

Just a couple of questions — first of all, on breast implants, going back to that the 2003 panel and seeing the phenomenon back then, even with the solid breast implant growth in this quarter, do you think there was kind of effect in the marketplace for women waiting for possible silicone approval like we saw back in ‘03?

Hani Zeini  - INAMED - EVP - Aesthetics

I believe that we have always speculated on that point given that there is no independent third-party indicative data to follow. I think that is a hard thing to pin down.

I believe in the first quarter 2005, the numbers that we posted of nearly $60 million in revenue, is strong quarter and a strong sequential and period-over-period growth.

As far as the second quarter, again, our policy, we don’t comment at the subject-quarter that we’re in the interim of, so we will let that stay where it is.

Amit Hazan  - SunTrust Robinson Humphrey - Analyst

Okay.

And, just a question on the reconstructive segment, post-panel — if you could just give us some color, if you can, on what you’re seeing with that environment clearly, the assumption is that they are probably going out in marketing their panel pretty hard. Are you seeing any trends that are different than you have seen historically, or is this a pretty stable business for you regardless of the marketing effort?

Hani Zeini  - INAMED - EVP - Aesthetics

Are you referring to the reconstruction segment, which is the adjunct study for both companies?

Amit Hazan  - SunTrust Robinson Humphrey - Analyst

Yes.

Hani Zeini  - INAMED - EVP - Aesthetics

Both our products and Mentor’s products — as far as I can tell on their part, but I can speak for ours — our products are still available under the advent study for patients and physicians. We continue to sign-up people every day, and we continue to sign-up patients every day, and the products still available and being used as they have been for many many years since the advent study has initiated.

Amit Hazan  - SunTrust Robinson Humphrey - Analyst

Okay. Perfect.

Lastly, on the Health Canada panel, just maybe an update on expectations? I don’t know if you’re willing to go O.U.S. and give an estimate of when we might hear from them?

Hani Zeini  - INAMED - EVP - Aesthetics

I think we are going to stand to our stated policy from many, many years that we’re not going to speculate on regulatory agencies or matters of that nature. So we’re waiting to hear the outcome from Health Canada.

Amit Hazan  - SunTrust Robinson Humphrey - Analyst

Okay. Thanks. Have a nice afternoon.

Operator

Your next question comes from the line from John Calcagnini with CIBC World Market.

John Calcagnini  - CIBC World Markets - Analyst

Couple of questions - going on the issue that was just talked about with of Health-Canada, is Dan Cohen on the line with us?

Nick Teti  - INAMED - CEO, Chairman, President

No, he is traveling.

John Calcagnini  - CIBC World Markets - Analyst

Okay. I have another question.

Growth was only 12% in breast implants, so I guess my question is for Hani. Do you think the market has slowed down to that kind of a rate? I know you thought you’d gained share worldwide, so is the market growing 10% — what should we be thinking because some on us had growth rates of like 14% for the year, given that several quarters ago, the growth was much higher. Can you comment on that, Hani?

Hani Zeini  - INAMED - EVP - Aesthetics

Couple of things, John. First, not knowing what the Mentors number is, it is hard to ascertain that between the two on us we have the largest share around the world — it is very hard to ascertain what the market dynamics are, so we have this wait and see what their numbers are. Secondly, the comp period of 2004 was significantly higher. In fact, it was, at the time, a record quarter for us, and when you look at it sequentially, we continue to grow.

If I may take you back, John, to the performance of the last three years, and you can see the seasonality in that the first quarter is not necessarily the strongest quarter. It’s one of the strongest, but it is not the strongest. We’re very happy about what we have done during the quarter in that delivering another record revenue of the breast franchise, and we’re going to wait and see what Mentor posts up. I do not know what the market growth is, and it is very difficult to comment on that not knowing disinformation.

John Calcagnini  - CIBC World Markets - Analyst

Historically, I think we have seen the June quarter — I’m sorry, the March quarter — be stronger than the December quarter, and the June quarter being even stronger than March. I don’t think there was anything unusual about this trend. I the growth was just a little bit lower than we expected. Can you talk about the U.S. growth versus O.U.S. growth?

Hani Zeini  - INAMED - EVP - Aesthetics

I think it was asked in a previous question earlier, John. Our growth has been consistent, we have not see one at the expense of the other. It has been consistent across the globe in all of our subsidiaries in as well, for the distribution channels in the countries that we don’t operate directly.

I made the comment as well earlier, that seeing the 410 continue to take hold within the silicone- breast implants class of product outside the United States. But the growth across the franchise has been consistent, and even though you mentioned that you were expecting more than 12%, I have to remind you again that the 12%, when do you look at the dollars, it’s a very, very healthy growth in terms of dollars as well as for the entire year. We will have to wait and see how the market reacts in terms of total growth.

John Calcagnini  - CIBC World Markets - Analyst

Is it fair to assume that O.U.S. grew faster, and then, what was the effects, the impact of breast business in the quarter?

Hani Zeini  - INAMED - EVP - Aesthetics

As you well know, John, we don’t break our facts by franchise, the same way we don’t break our sales or revenues by franchise or geographies, so I will just have to stick at the comment that the growth has been consistent across the breast-implant franchises around the world.

John Calcagnini  - CIBC World Markets - Analyst

Okay.

The women’s groups — a number of the women’s groups — not just now, but I think there were five groups mentioned in the media recently — were trying to get the Congress involved in investigating the activities surrounding the silicone panel meetings. I wondered if you thought that had the potential to delay the timing of FDA approval, and what that might mean in terms of the timing of possibly closing a merger?

Nick Teti  - INAMED - CEO, Chairman, President

I can’t comment on the merger closing.

As far as whether the Congress is going to make any issues out of this — I believe that letter you referred to is set from the Senator Enzi and Senator Kennedy’s office, is that the one?

John? John?

I guess you can’t respond, John.

I suppose that the letter — the one you’re referring to Ramsey and Kennedy, and I would check with their offices, and see what they’re going to do with that. I can determine what they’re going to do with that situation.

Operator

Sir, your next question comes from the line of Alex Arrow with Lazard Freres Capital.

Alex Arrow  - Lazard Freres - Analyst

Can I just ask about LAP-BAND reimbursement? We’d been hearing a little bit about private reimbursement about employers picking it up one employer at the time, but it seems to the accelerating. Can you give us your comment on how that is going?

Nick Teti  - INAMED - CEO, Chairman, President

I think our focus on reimbursement is not only with managed care this year, but it’s also with, as you said, with employers. I think we’re making great progress this year with many big and small employer groups of around the country. I think that is helping out the business as well.

Alex Arrow  - Lazard Freres - Analyst

Can you give as anything more specific like the most notable, recent, largest employer that have picked it up, and how many, and how many you’re expecting this year? Anything quantitative you can give us on that?

Nick Teti  - INAMED - CEO, Chairman, President

I will go and get that, and I will get back to you before the end of the call.

Alex Arrow  - Lazard Freres - Analyst

Okay. Thanks.

The next question — if I could ask — sort of a second quarter outlook-type question, one of the questions was whether Mentor was using as one of their marketing angles — because of the vote — that even before the FDA does anything on the vote, that they were using that as a marketing approach — that the panel voted for us, not them, therefore, ours may be safer. Could that be applied, and is it being applied for the saline-half of the business as well? Is there anything different that is going on as a result of, or is that just not an issue?

Nick Teti  - INAMED - CEO, Chairman, President

I will let Hani answer that, but I do know that the panel meeting recommendations are not considered claims and not supposed to be used in advertising, but I’ll let Hani address that.

Hani Zeini  - INAMED - EVP - Aesthetics

Couple of things — first, we had a luxury of being at the ASAP meeting, the American Society of Aesthetics Plastics Surgeon meeting, last week where we got to visit with a lot of our customer base as well as a lot of the people that are influential in this market space. The industry has been sort of jaded by the imminent experience in 2003. So, they are in a wait-and-see mode.

A sentiment in that part of the specialized surgeons that are the outcomes will most likely be consistent, and, therefore, they are not tainted in their perspectiveness in that they’ve been using that for quite some time, as well as our products continued to become available through the adjunct study for those circumstances that they might qualify or comply with.

In terms of looking at the saline implants or whatever, we have not seen that in the first quarter of 2005, and in the anticipation of anything like this. I believe that the organized plastic surgeons are experienced enough to know that when you are comparing a 0.9% rate with a 1% rate, basically, you are saying that both of those devices are safe and effective. So it boils down to the level of services in programs that we have a place, which we continue to do.

Operator

[OPERATOR INSTRUCTIONS] Your next question comes on the line of Tycho Peterson from J.P. Morgan.

Tycho Peterson  - JP Morgan - Analyst

They give for taking my call. Most on my questions have been answered, but I wonder if you can comment on the BIB device, and how that’s doing in Europe, and when you’ll potentially make a decision about moving forward here?

Nick Teti  - INAMED - CEO, Chairman, President

As I mentioned on the script, the BIB device continued to display positive growth in our international markets, particularly in Europe. We have completed a pilot study here and we’ve completed a broad-market research program here on BIB potential in the United States, and we will be making it — we thought we would do it right before we invest in going into a full-bone clinical study. So, we will be making that decision shortly.

As soon as we analyze the market research, which is done, I have actually just been complete — I haven’t had a chance to sit down and listen to what it actually looks.

Tycho Peterson  - JP Morgan - Analyst

Okay. Thank you.

Nick Teti  - INAMED - CEO, Chairman, President

But, obviously, there is a big market opportunity there for that product.

Operator

Your next question comes from the line of Chris Sasaoni with Eagle Asset Management.

Chris Sasaoni  - Eagle Asset Management - Analyst

Could you differentiate when you would use the LAP-BAND from when do you use the BIB, assuming the market research came out market positive — that it was worthy of moving forward in the U.S. — when do you use which?

Nick Teti  - INAMED - CEO, Chairman, President

It depends on how overweight you are. If you look at a BMI of 35 plus, the LAP-BAND is indicated. The BIB would probably be used in the 30 to 35 BMI situation.

So, the market potential there — if you look at obesity as at the obesity market as a pyramid with the morbidly obese at the top, at the top slice the next slice is a much bigger market, probably three or four times the size of the morbid obesity market. The difference would be between the BIB and — the big question of the BIB versus the BAND is the band is a fairly — if you will — permanent device. What I mean by that is, you can obviously take it out if you want to, and adjust if you want to, but many people with the BAND will stay with the BAND for many years. The BIB is a four to six months treatment of obesity.

So there are different — there’s a variety of different ways you can use it. One would be to get ready for certain types of surgery. One would be to have a quick, weight-loss situation over four or five months. So, there is a variety of different ways to use the BIB, vis-a-vis, the band with a bigger market opportunity.

Chris Sasaoni  - Eagle Asset Management - Analyst

Okay. Thank you.

Operator

Your next question comes from the line of Daniel Owczarski with Belmont Harbor Capital.

Daniel Owczarski  - Belmont Harbor Capital - Analyst

Thank you for taking my call. Good afternoon.

Just had a quick question about the FDA panel itself —

at the panel, there were three FDA representatives that presented their critique or their review of your data, and I was just curious as to who those people were? Are they more of an advisory role? Or really, I guess, what’s their role within the FDA? Were they decision-makers or are they more advisory because they did seem to have a number of concerns about approach and data points and things like that, and I wanted to know if those are the decision-makers or not?

Hani Zeini  - INAMED - EVP - Aesthetics

The way I believe the process works usually is that there is a medical review team, and they are reviewers that take a look at the submission on the PMA, and it’s broken, you have chemistry, you have many fractions, you have clinical, you have [inaudible], statistics, and they have various people on the medical review team that they actually take a look at these various modules and segments and make comments on them. Then they come back together as a team and talk about the PMA.

They are people who are being involved in reviewing the various models in the PMA, whether they be on the statistical side or the functional side, are people who have been presenting. They’ve have presented in our case because the are specific questions or information the FDA has asked for, which, on our clinical data and statistics and so on, so the people that presented are FDA employees, are people who are involved in the review process, and are on the team that will review and make a recommendation to the higher-ups within their organization, which keeps going, obviously, up the pyramid to the decision-makers.

Daniel Owczarski  - Belmont Harbor Capital - Analyst

Okay. Thank you.

Hani Zeini  - INAMED - EVP - Aesthetics

But the panel is not the decision-maker. Is that what you were asking?

Daniel Owczarski  - Belmont Harbor Capital - Analyst

No. I wanted to know if those FDA reps that were presenting to the panel — what their role is in the decision-making process.

Hani Zeini  - INAMED - EVP - Aesthetics

Okay. Thanks a lot.

Operator

And you now have a follow-up from the line of John Calcagnini with CIBC World Market.

John Calcagnini  - CIBC World Markets - Analyst

Hi, guys. Just, actually, two quick follow-ups — one is, I know you passed on a price increase for LAP-BAND. Can you give us a sense for what the unit growth for LAP-BAND was?

Hani Zeini  - INAMED - EVP - Aesthetics

No. John, per competitive reasons, I’m not going to start breaking out price increases and unit increases to the BAND.

John Calcagnini  - CIBC World Markets - Analyst

Can you just say something general like we passed on a double-digit price increase?

Hani Zeini  - INAMED - EVP - Aesthetics

Not particularly, but I can say what I said in the script in the press release, and that is that there is the 44% growth of the internet health business was largely due to the performance of the LAP-BAND in the United States.

And just to follow-up on Alex’s or somebody’s question earlier, about some companies that are now supporting the band. We have companies like Bell South, Miller Brewing, which probably need it, Delta Airlines, McDonald’s, Michelin, Pepsi America, Kmart, just to name a few.

John Calcagnini  - CIBC World Markets - Analyst

My second question was, Declan, with regard to the legal expenses, were there any legal expenses associated with litigation — put it this way — did you book any it legal expenses to the SG&A line weren’t in that 5.2 million?

Declan Daly  - INAMED - CFO, EVP

Yes. Of course. We have ongoing litigation, John.

John Calcagnini  - CIBC World Markets - Analyst

So those are truly just related to the —?

Declan Daly  - INAMED - CFO, EVP

To the merger-related.

John Calcagnini  - CIBC World Markets - Analyst

Okay. And last question, what is the status of Reloxin in France in terms of timing? I think you guys have been thinking sort of mid-year?

Nick Teti  - INAMED - CEO, Chairman, President

We are thinking a big year. First on all, the preliminary agreement is signed. The definitive agreement is being worked on as we speak, and we hope, obviously, to get — if we sign that definitive agreement and we hope to — is to get approval in France as soon as possible. I do know, and I can tell you that the Ipsen regulatory people are working through, at this moment, to try to get approval in France and other key European countries as well. So I think that whole process of regulatory approval in the EU is moving forward. I can’t give you a date on it.

Operator

Ladies and gentlemen, this concludes the question-and-answer portion of today’s conference. I’d now like to turn it over for closing remarks.

Nick Teti  - INAMED - CEO, Chairman, President

I would like to thank everybody for the continued support in the corporation, and your continued interest in better understanding the business, and I hope that we provided answers to your question that will be sufficient for you to make those decisions.

Have a nice evening. Take care.

Operator

Ladies and gentlemen, we thank you for your participation in today’s conference. This concludes the presentation and you may now disconnect.

DISCLAIMER

Thomson Financial reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes.

In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies’ most recent SEC filings. Although the companies mayindicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized.

THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY’S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON FINANCIAL OR THE APPLICABLE COMPANY OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION  PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY’S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY’S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.

© 2005, Thomson StreetEvents All Rights Reserved.